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                           July 28, 2022

       Vincent J. Delie, Jr.
       Chairman, President and Chief Executive Officer
       F.N.B. Corporation
       12 Federal Street
       One North Shore Center
       Pittsburgh, PA 15212

                                                        Re: F.N.B. Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed July 21, 2022
                                                            File No. 333-266265

       Dear Mr. Delie:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Gary Walker